April 10, 2025

Eric Swider
Chief Executive Officer
Renatus Tactical Acquisition Corp I
1825 Ponce de Leon Blvd, Suite 260
Coral Gables, FL 33134

       Re: Renatus Tactical Acquisition Corp I
           Registration Statement on Form S-1
           Filed March 14, 2025
           File No. 333-285842
Dear Eric Swider:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed March 14, 2025
Cover Page

1. Please revise where appropriate to reconcile the location of your principal executive offices. In this regard, we note that you disclose Coral Gables, FL on the cover page but Humacao, PR elsewhere.
2. Please revise to state whether the redemptions will be subject to any limitations, such as the $5,000,001 net tangible asset requirement or the limitation on redemption rights of shareholders holding more than 15% of the shares sold in the offering. See Item
       1602(a)(2) of Regulation S-K.
3. Where you discuss mechanisms to maintain the number of founder shares at 22.5% of issued and outstanding shares in the event of an increase or decrease in the size of your offering, please also state whether any securities issuance may result in a material dilution of purchasers' equity interests. See Item 1602(a)(3) of Regulation S-
       K.
 April 10, 2025
Page 2

4. Please disclose the "nominal price" at which the sponsor acquired the founder shares, as required by Item 1602(a)(3) of Regulation S-K.
5. Please revise to disclose the $15,000 per month payment to GCAG or an affiliate thereof for office space, utilities, secretarial and administrative support services. As applicable, please also revise to disclose the amount of any payments to employees for salaries. For example, we note your page 40 disclosure regarding payment for salaries annually to certain employees for their services, and your page 137 disclosure regarding payments for Chief Financial Officer services provided by Mr. Rhodes.
       Please also disclose the private warrants that will become issuable to the sponsor,
       GCAG or any of their respective affiliates upon conversion of up to $1,500,000 of working capital loans and their potential dilutive effect, as discussed on page 3.
       Finally, please revise to provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item
       1602(a)(3) of Regulation S-K.
6. Where you discuss conflicts of interest, please expand to provide a cross-reference, highlighted by prominent type or in another manner, to related disclosures in the summary. See Item 1602(a)(5) of Regulation S-K.
7. We note your statement that except for interest earned on the funds held in trust that may be released to pay taxes, and "subject to sufficient interest to cover such withdrawals" funds will not be released from the trust until completion of the business combination or other redemptions. Please clarify if this means that you intend to release funds from the trust to pay taxes prior to a business combination if interest is insufficient to cover them.
Summary
Our Sponsor, page 2

8. As applicable, please expand your tabular and narrative disclosures on page 3 to disclose:
           the nature and amount of any payments to employees for salaries, and the 700,000 founder shares which will be transferred to your independent
           directors and certain of your advisors and officers prior to the effectiveness of the registration statement, as discussed on page 1 and elsewhere.
       See Item 1602(b)(6) of Regulation S-K.
9. Please expand your tabular disclosure on pages 4-5 to disclose the natural persons and entities subject to transfer restrictions on the private placement warrants. Please also disclose the lock-up agreement between your sponsor and your officers and directors, on the one hand, and the representative, on the other hand, as discussed on page 182.
       See Item 1603(a)(9) of Regulation S-K.
Experience with Special Purpose Acquisition Vehicles, page 7

10. Please discuss Mr. Swider's involvement with Benessere Capital Acquisition Corp.
       and the status of that company, similar to what you have provided with respect to
       DWAC. Please also elaborate on the extent and nature of Mr. Cano's services to
 April 10, 2025
Page 3

       multiple special purpose acquisition companies. See Item 1603(a)(3) of Regulation S-
       K.
Initial Business Combination, page 11

11. Where you describe the consequences of not consummating your initial business combination within the applicable time period, please revise to clarify, if true, that in such event, the warrants (rather than the rights) will be worthless. See
Item 1602(a)(4)
       of Regulation S-K.
The Offering
Limited payments to insiders, page 40

12. Please revise to disclose the $300,000 promissory note issued to Sponsor HoldCo.
Conflicts of interest, page 41

13. Please revise to also disclose conflicts of interest relating to fees, reimbursements, or cash payments to Sponsor HoldCo, GCAG, or your directors or officers, or your or any of their respective affiliates, for services rendered to you prior to or in connection with the completion of your initial business combination, as referenced on pages 40-
       41. Please also revise to clearly disclose the nominal price paid for the securities. See
       Item 1602(b)(7) of Regulation S-K.
Dilution, page 45

14. We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 45-46 and pages 101-102. Your maximum redemption threshold is the entire amount of shares to be sold to public shareholders
       as part of this offering. We further note your disclosure on page 65 and F-8 that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K. Summary Financial Data, page 48

15. We refer to the Summary Financial Data presented. Your explanation of the "as adjusted" data does not reflect some of the calculated amounts. Please verify the disclosure in footnotes 2, 3, and 5, and revise accordingly.
Risk Factors
We may not be able to complete an initial business combination . . . , page 55

16. Please add disclosure stating whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.
If we are deemed to be an investment company under the Investment Company Act . .. . , page
59

17. Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact
 April 10, 2025
Page 4

       the risk that you may be considered to be operating as an unregistered investment company. Please also revise to clarify that you may be deemed to be an investment company notwithstanding that the proceeds held in the trust account may be invested or held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule
2a-7.
We may issue our shares to investors in connection with our initial business combination . . . , page 68

18. Please expand to disclose the impact to you and investors of PIPE issuances, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds providing sufficient liquidity.
Use of Proceeds, page 96

19. In the table showing the use of the approximately $1,365,000 of net proceeds not held in the trust account, please revise to reflect any payments to employees for salaries.
Dilution, page 101

20. Please expand the introductory paragraph to the dilution table to include your assumptions to the calculation and each material potential source of future dilution. In addition, to the extent you assume that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that you may seek in connection with an initial business combination, please revise here, and elsewhere as appropriate, to highlight that you may need to do so because you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrants, as you explain on pages 12-13.
Management
Officer and Director Compensation, page 137

21. As applicable, please revise to disclose the 700,000 founder shares which will be transferred to your independent directors and certain of your advisors and officers prior to the effectiveness of the registration statement, as discussed on page 1 and elsewhere. See Item 402 of Regulation S-K.
Conflicts of Interest, page 141

22. We note disclosure on page 135 that Mr. Swider has served as CEO of RUBIDEX since January 2020. If he has any fiduciary duties or contractual obligations with respect to RUBIDEX that would present any actual or potential material conflict of interest with unaffiliated security holders of Renatus, as described in
Item 1603(b) of
       Regulation S-K, please disclose this in the table on page 143. Principal Shareholders, page 145

23. Please revise, as applicable, to reflect the 700,000 founder shares which will be transferred to your independent directors and certain of your advisors and officers
 April 10, 2025
Page 5

       prior to the effectiveness of the registration statement. Please also expand to disclose the persons who have direct and indirect material interests in the SPAC sponsor. See
       Item 1603(a)(7) of Regulation S-K.
Notes to Financial Statements, page F-7

24. Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07, or revise accordingly.
Note 2 - Summary of Significant Accounting Policies
Warrant Instruments, page F-12

25. We note your disclosure related to the Public and Private Warrants. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "the Private Placement Warrants will be non-redeemable so long as
       they are held by the initial purchasers or such purchasers    permitted
transferees."
Exhibits

26. Please revise the filing fee table filed as Exhibit 107 to register the Class A ordinary shares included as part of the units and to register the redeemable public warrants included as part of the units.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Brandon J. Bortner, Esq.